                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934


                          Edison Brothers Stores, Inc.
                          ----------------------------
                                (Name of Issuer)



                     Common Stock, $1.00 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   280875105
                     -------------------------------------
                     (CUSIP Number of Class of Securities)


                            Michael D. Donahue, Esq.
                              Asher M. Leids, Esq.
                               Donahue & Mesereau
                            1900 Avenue of the Stars
                                   Suite 2700
                         Los Angeles, California  90067
                                 (310) 277-1441
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                January 19, 1996
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following / /

Check the following box if a fee is being paid with this Statement:  /X/





                               Page 1 of 8 Pages
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-------------------------------------------------------------------------------
CUSIP No. 280875105
-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON:    Georges Marciano

         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
-------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a)  / /
                                                                       (b)  /X/
-------------------------------------------------------------------------------
 (3)     SEC USE ONLY
-------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                      PF
-------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            / /
-------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States of America
-------------------------------------------------------------------------------
                                  : (7)   SOLE VOTING POWER
                                  :                1,810,700
 NUMBER OF                        :--------------------------------------------
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :--------------------------------------------
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                1,810,700
 PERSON WITH                      :--------------------------------------------
                                  :(10)   SHARED DISPOSITIVE POWER
                                  :                  -0-
-------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                           1,810,700
-------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                           / /
-------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                           8.2%
-------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                           IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 Pages

-------------------------------------------------------------------------------
CUSIP No. 280875105
-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON:    Georges Marciano Trust

         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
-------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a)  / /
                                                                       (b)  /X/
-------------------------------------------------------------------------------
 (3)     SEC USE ONLY
-------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                                   PF
-------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            / /
-------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                          California
-------------------------------------------------------------------------------
                                  : (7)   SOLE VOTING POWER
                                  :                1,810,700
 NUMBER OF                        :--------------------------------------------
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :--------------------------------------------
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                1,810,700
 PERSON WITH                      :--------------------------------------------
                                  :(10)   SHARED DISPOSITIVE POWER
                                  :                  -0-
-------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                           1,810,700
-------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                           / /
-------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                           8.2%
-------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                           OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                 This statement on Schedule 13D (the "Schedule 13D"), relates to the Common Stock, $1.00 par value per share (the "Common Stock" or the "Shares"), issued by Edison Brothers Stores, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                 The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such exhibits.

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to shares of the common stock, $1.00 par value per share (the "Shares"), of the Company. The principal executive offices of the Company are located at 501 N. Broadway, P.O. Box 14020, St. Louis, Missouri 63102.

ITEM 2.  IDENTITY AND BACKGROUND

                 (a) This Schedule 13D is being filed by Georges Marciano and the Georges Marciano Trust (collectively, the "Reporting Persons").

                 (b) The business address of each of the Reporting Persons is 9465 Wilshire Boulevard, Suite 700, Beverly Hills, California 90210.

                 (c) The principal occupation of Georges Marciano is private investor.

                 (d) During the past five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, trustees or controlling persons of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) None of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, trustees or control persons of the Reporting Persons has, during the last five years, been a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

                 (f) Georges Marciano is a United States citizen. The Georges Marciano Trust (the "Trust") was established under the laws of the State of California.





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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of funds required by the Trust to purchase the 1,810,700 Shares owned by it was $4,085,225, exclusive of brokerage commissions and fees of approximately $40,450. All funds used to purchase such Shares were obtained from trust funds.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons purchased the Shares for purposes of investment. Subject to applicable legal and contractual requirements, and depending upon their evaluations of the Company's business and prospects, future developments, market conditions and other factors, the Reporting Persons, may, from time to time, purchase additional Shares or sell or cause to be sold, all or a portion of these Shares for which the Reporting Persons exercise voting or dispositive power, either in open market or privately negotiated transactions or otherwise.

         Mr. Marciano is the Chairman of the Board of Directors and a majority shareholder of Yes Clothing Co. ("Yes"). Yes has sold merchandise to the Company in the past and intends to continue to sell merchandise to the Company in the future.

         Subject to the foregoing, the Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) Georges Marciano is the sole trustee of the Trust and consequently may be deemed to beneficially own the 1,810,700 Shares held directly by the Trust, representing approximately 8.2% of the Shares outstanding.

                          The Trust is the direct beneficial owner of 1,810,700
Shares representing approximately 8.2% of the Shares outstanding.

                          The Reporting Persons, in the aggregate, beneficially
own 1,810,700 Shares, representing approximately 8.2% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon the Company's Form 10-Q for the Quarter Ended October 28, 1995 so that the Reporting Person's information is that the total Shares issued and outstanding as of October 28, 1995 was 22,087,490 Shares.

                 (b) Georges Marciano has sole voting and dispositive power with respect to the 1,810,700 Shares directly owned by the Trust.





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                          The Trust has sole voting and dispositive power with
respect to the 1,810,700 Shares directly owned by it.

                 (c) Except as set forth on Exhibit 2, no transactions in Shares were effected in the past 60 days by the Reporting Persons.

                 (d)      Not Applicable.

                 (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d- 1(f)(1)(iii).

         Exhibit 2 Transactions of Reporting Persons within the past sixty (60) days.





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                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 26, 1996



                                            GEORGES MARCIANO



                                            /s/ Georges Marciano
                                            -----------------------------------
                                            Georges Marciano





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                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 26, 1996


                                        GEORGES MARCIANO TRUST



                                        By:      /s/ Georges Marciano
                                            -----------------------------------
                                        Name:   Georges Marciano
                                        Title:  Georges Marciano,
                                                Trustee





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